P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-7310
lex_smith@vanguard.com

October 7, 2013

Amy Miller, Esq.
U.S. Securities & Exchange Commission		via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Explorer Fund – File No. 002-27203

Dear Ms. Miller,

     This letter responds to your comments provided on October 1, 2013 on the post-effective amendment of the above-referenced registrant. You commented on Post-Effective Amendment No. 98 that was filed on August 12, 2013 pursuant to the Securities Act of 1933 in order to reflect a change to the investment advisory arrangement for the Vanguard Explorer Fund.

Comment 1:	Prospectus – Fund Summary – Portfolio Manager (page 5)
Comment:	Please define the term “SIMG” at its first usage.

Response: Comment 2: Comment:

We have modified the disclosure as requested.

Prospectus – More on the Fund – Market Exposure (page 8)

Please clarify that “asset-weighted median market capitalization” refers to the Fund’s stock portfolio.

Response: Comment 3: Comment:

We have modified the disclosure as requested.

Prospectus – More on the Fund – Security Selection (page 12)

Please consider whether information technology sector risk should be stated as a separate risk.

Response:

We have considered the comment and do not plan to make any changes to the information technology sector risk disclosure. Investment concentration in the information technology sector, or in any other sector or industry, is not a principal investment strategy of the Fund. Nevertheless, companies in the investment technology sector have, at times, made up a proportionally higher percentage of the Fund’s investment portfolio. As such, we believe that our current disclosure appropriately reflects the Fund’s principal investment strategies and risks.

Comment 4: Comment:

Prospectus – More on the Fund – Turnover Rate (page 15)

Please consider including the Fund’s portfolio turnover for the prior fiscal year (previously stated on page 2) rather than referring to the portfolio turnover information provided in the Financial Highlights section of the prospectus.

Response:

We have considered the comment and do not plan to make any changes to the turnover rate disclosure. As noted, the Fund’s portfolio turnover rate during the most recent fiscal year is stated on page 2, in accordance with the requirements of Item 3 of Form N-1A. We believe the current disclosure on page 15 is appropriate because it directs the investor to the section of the prospectus that contains additional historical portfolio turnover rate information for the Fund.

Comment 5: Comment:

Prospectus – More on the Fund – Investment Advisors (page 18)

Please consider augmenting the disclosure describing the roles of the portfolio managers that are members of a team (e.g., state whether they “co-manage”) per Item 10(a)(2) of Form N-1A.

Response:	We have modified the disclosure as requested.

Comment 6: Tandy Requirements

As required by the SEC, the Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-7310 with any questions or comments regarding the above response. Thank you.

Sincerely,

/s/ Alexander F. Smith

Alexander F. Smith
Associate Counsel